Exhibit P

EXECUTION VERSION

THIS SHARE PURCHASE AGREEMENT, dated as of September 13, 2017 (this “Agreement”), by and among (i) Corp Group Banking S.A., a sociedad anónima organized under the laws of Chile (“CG Banking” or the “Seller”), and (ii) ITB Holding Brasil Participações Ltda., a sociedad limitada organized under the laws of Brazil (“ITB Brasil” or the “Purchaser”).

RECITALS

WHEREAS, the Seller is the owner of 10,362,600 shares (collectively, the “Shares”) issued by CGB III SpA, a sociedad por acciones organized under the laws of Chile (“CGB III”) representing in the aggregate one-hundred percent (100%) of the equity interests in CGB III;

WHEREAS, CGB III is the owner of 1,800,000,000 shares (collectively, the “IC Shares”) of the Chilean Bank (as defined in the Shareholders Agreement, dated April 1, 2016, entered into by and among Itaú Unibanco Holding S.A., CG Banking, Corp Group Interhold SpA, Inversiones Gasa Limitada, Corp Group Holding Inversiones Limitada and Compañía Inmobiliaria y de Inversiones Saga SpA (the “Shareholders Agreement”));

WHEREAS, on August 4, 2017, the Seller exercised a put option to sell the Shares to the Purchaser in accordance with Section 5.1 of the Shareholders Agreement; and

WHEREAS, the parties have obtained the requisite regulatory approvals for the sale and purchase of the Shares pursuant to such put option and the Seller desires to sell the Shares to the Purchaser and the Purchaser desires to purchase the Shares from Seller, on the terms and conditions provided below.

NOW, THEREFORE, in consideration of the foregoing, the representations, warranties, covenants and agreements set forth in this Agreement, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES

Section 1.1 Purchase and Sale of Shares.

(a) The Purchaser and the Seller hereby agree that at the Closing (as defined below), the Purchaser shall purchase, acquire and accept from the Seller, and the Seller shall sell, transfer, assign and deliver to the Purchaser, the Shares free and clear of any and all liens and encumbrances.

(b) At the Closing, the Purchaser shall pay, as consideration for the Shares to be purchased hereunder and in accordance with the terms of Section 5.1 of the Shareholders Agreement, the amount of CLP$11.161.341.882,00, in a single cash payment by wire transfer of immediately available funds to the Chilean Bank account number 64-025315 which has been provided to the Purchaser by the Seller), without withholding or deduction for or on account of any taxes (other than as required by applicable law) (the “Price”).

(c) Subject to the satisfaction or waiver of the conditions set forth in Section 1.2, the implementation of the transactions contemplated by Sections 1.1(a) and 1.1(b) (the “Closing”) shall be held on the second Business Day following the date of this Agreement (the “Closing Date”) at the offices of the Seller at 10:00 a.m., Santiago time. For the purposes of this Agreement, Business Day means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Santiago (Chile) or São Paulo (Brazil).

(d) At the Closing, the Seller shall execute and deliver to the Purchaser, and the Purchaser shall execute and deliver to the Seller, an instrument of transfer of the Shares, in the form attached as Exhibit A hereto (the “Transfer Agreement” and, together with this Agreement, the “Transaction Agreements”).

Section 1.2 Conditions to Closing.

(a) Conditions to Obligations of the Purchaser and the Seller. The obligations of the Purchaser and the Seller to consummate the transactions contemplated by Sections 1.1(a) and 1.1(b) are subject to the satisfaction of the condition that no governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction, determination or other order that, in each case, restrains, enjoins or otherwise prohibits consummation of the transactions or makes illegal their consummation.

(b) Conditions to Obligations of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by Sections 1.1(a) and 1.1(b) is subject to the satisfaction, or waiver, if permissible, in writing by the Purchaser, prior to or at the Closing, of each of the following conditions:

(i) The representations and warranties of the Seller contained in Article II shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of a specific date, which representations and warranties shall be true as of such specific date);

(ii) The Seller shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii) The Seller shall have delivered to the Purchaser a signed certificate of a representative of the Seller, dated the Closing Date to the effect of the foregoing clauses (i) and (ii).

(c) Conditions to Obligations of the Seller. The obligation of the Seller to consummate the transactions contemplated by Sections 1.1(a) and 1.1(b) is subject to the satisfaction, or waiver, if permissible, in writing by the Seller, prior to or at the Closing, of each of the following conditions:

(i) The representations and warranties of the Purchaser contained in Article III shall be true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that expressly speak as of a specific date, which representations and warranties shall be true as of such specific date);

(ii) The Purchaser shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Closing; and

(iii) The Purchaser shall have delivered to the Seller a signed certificate of a representative of the Purchaser, dated the Closing Date to the effect of the foregoing clauses (i) and (ii).

Section 1.3 Call Option. (a) The Seller will be entitled to repurchase from the Purchaser all or a portion of the Shares, in accordance with the provisions of the Shareholders Agreement, including Sections 3.1(c) and 5.1(b)(i) thereof, at any time and from time to time until August 4, 2022, at an aggregate purchase price calculated according to the formula below (the “Repurchase Price”); provided that, if the Seller elects to acquire less than all of the Shares, then the Parties will cooperate in good faith to effect the repurchase in an efficient manner consistent with the terms contemplated by Section 3.1(c) of the Shareholders Agreement (such that Seller and Purchaser do not have shared ownership in CGB III) to the extent necessary to transfer to the Seller the appropriate number of IC Shares indirectly acquired by the Purchaser pursuant to this Agreement but subject to the terms and conditions set forth in Section 5.1 of the Shareholders Agreement.

Where:

“K” means the Price.

“ICPt” means the Índice de Cámara Promedio at the date of the closing of the repurchase.

“ICP0” means the Índice de Cámara Promedio at the date of the Closing (i.e., ______).

“X” means an annual spread of 1.91%.

“N” means the number of days between the Closing and the closing of the repurchase.

(b) For the avoidance of doubt, in case CG Banking decides to perform a partial exercise of the repurchase right as per Section 5.1(b)(i) of the Shareholders Agreement, the Price shall be adjusted on a pro-rata basis according to the number of IC Shares being indirectly acquired by CG Banking either through CGB III or, if applicable, through any Newco (as defined in the Shareholders Agreement).

ARTICLE II

REPRESENTATIONS AND WARRANTIES RELATING TO THE SELLER

The Seller hereby represents and warrants to the Purchaser that, as of the date of this Agreement and of the Closing Date:

Section 2.1 Authority. The Seller is validly existing and in good standing under the laws of its jurisdiction of organization. The Seller has all necessary power and authority to execute and deliver the Transaction Agreements and to perform its obligations thereunder. The execution and delivery of the Transaction Agreements by the Seller and the performance by the Seller of its obligations hereunder have been duly and validly authorized by all required action on the part of the Seller. Each of the Transaction Agreements has been duly executed and delivered by the Seller, and (assuming the due authorization, execution and delivery by the Purchaser) constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 2.2 No Conflict. The execution and the delivery of the Transaction Agreements by the Seller and the performance by the Seller of its obligations thereunder will not (a) conflict with or result in a violation or breach of any applicable law to which the Seller is subject, (b) conflict with, result in any violation or breach of, or result in a default under (with or without notice or lapse of time, or both) any provision of, the charter, bylaws or similar organizational documents of the Seller, or (c) require the consent, notice or other action by any person under conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, any material contract to which such Seller is a party.

Section 2.3 Ownership of Shares. The Seller is the holder of record and beneficially owns the Shares, has good and valid title to such Shares free and clear of any and all liens and encumbrances and has the sole right to transfer such Shares pursuant to the terms of the Transaction Agreements. The Shares have been fully paid as stated in the Shareholders Registry of CGB III, represent all of the issued and outstanding share capital of CGB III and there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating CGB III to issue, transfer, sell, purchase, redeem or otherwise acquire, any securities. CGB III is the holder of record and beneficially owns the IC Shares, which are free and clear from any and all liens and encumbrances, other than the Shareholders Agreement. Other than its ownership of the IC Shares, CGB III has never held any other assets, has never had or been subject to any obligations or liabilities and has never engaged in any activities or conducted any other business since its formation.

Section 2.4 Capital Increase. The Capital Increase has been subscribed and paid in full by the Seller, and an excerpt of the public deed containing the minutes of the shareholders meeting at which the Capital Increase was approved, has been registered at page 70524, number 37980 of the Registry of Commerce of Santiago, corresponding to the year 2017 and will be published in the Chilean Official Gazette on September 13, 2017. For the purposes of this Agreement, Capital Increase means the CLP$10.361.600.000,00 capital increase of CGB III agreed at the shareholders meeting held on September 8, 2017, which minutes were filed as public deed with Mr. Iván Torrealba Acevedo, notary public of Santiago, on September 11, 2017 under Repertory Nº 15,549-2017.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents and warrants to the Seller that, as of the date of this Agreement and of the Closing Date:

Section 3.1 Authorization. The Purchaser is validly existing and in good standing under the laws of its jurisdiction of organization. The Purchaser has full corporate power and authority to execute and deliver the Transaction Agreements and to perform its obligations thereunder. The execution and delivery of the Transaction Agreements by the Purchaser and the performance by the Purchaser of its obligations thereunder have been duly and validly authorized by all required action on the part of the Purchaser. Each of the Transaction Agreements has been duly executed and delivered by the Purchaser and (assuming due authorization, execution and delivery by the Seller) constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 3.2 No Conflict. The execution and the delivery of the Transaction Agreements by the Purchaser and the performance by the Purchaser of its obligations thereunder will not (a) conflict with or result in a violation or breach of any applicable law to which the Purchaser is subject, (b) conflict with, result in any violation or breach of, or result in a default under (with or without notice or lapse of time, or both) any provision of, the charter, bylaws or similar organizational documents of the Purchaser, or (c) require the consent, notice or other action by any person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, any material contract to which the Purchaser is a party.

Section 3.3 Investment Intent. (a) The Purchaser is acquiring the Shares for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the Shares. The Purchaser agrees that the Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without qualification under applicable securities laws, except pursuant to an exemption from such qualification available under such securities laws.

(b) After the date hereof and until the earlier of the exercise of the call option or August 4, 2022, CGB III or any Newco (as defined in the Shareholders Agreement) holding the IC Shares subject to the repurchase right will not engage in any businesses or activities (other than holding the IC Shares, exercising any rights or complying with any obligations in connection therewith and engaging in any and all other businesses or activities directly or indirectly related to the ordinary administration of CGB III) that could create an obligation or liability that may persist after the potential repurchase of the Shares by the Seller, pursuant to the provisions of Section 1.3 above. Moreover, in case the Seller opts to repurchase the Shares pursuant to Section 1.3 above, when exercising such right, the Purchaser shall represent and warrant to CG Banking, that CGB III does not hold any other assets other than the IC Shares, and that CGB III is not, and will not be subject to any obligations or liabilities, except for obligations or liabilities directly attributable to CG Banking; provided, that if the repurchase is effected in a manner contemplated by the proviso set forth in Section 1.3, the Purchaser shall instead make the foregoing representation and warranty with respect to any Newco (as defined in the Shareholders Agreement) holding the applicable IC Shares. The Parties acknowledge and agree that the number of IC Shares held by CGB III may vary as a result of stock splits or reverse-splits and the price per IC Share shall appropriately and proportionately adjusted to reflect any such change in capitalization for purposes of calculation of the price applicable to such repurchase right (without affecting the total repurchase price) as per Section 1.2 above.

ARTICLE IV

INDEMNITY

Section 4.1 Indemnification by Seller. From and after the Closing, Seller hereby agrees to indemnify and hold the Purchaser and each of its Affiliates harmless from any and all damages, losses, liabilities, costs or expenses (including reasonable attorneys’ fees) (“Losses”) incurred by the Purchaser or any of its Affiliates arising out of (a) any breach or inaccuracy of any of the representations or warranties made by the Seller in Article II and/or (b) any liabilities or obligations of any kind or nature, whether absolute, contingent, accrued, known or unknown, arising out of or relating to the ownership or operation of CGB III prior to the Closing.

Section 4.2 Indemnification by Purchaser. From and after the Closing, the Purchaser hereby agrees to indemnify and hold Seller and all of its Affiliates harmless from any and all Losses incurred by the Seller or any of its Affiliates arising out of (a) any breach or inaccuracy of any of the representations or warranties made by the Purchaser in Article III and/or (b) in the event the repurchase right set forth in Section 1.3 above is exercised, any liabilities or obligations of any kind or nature, whether absolute, contingent, accrued, known or unknown, arising out of or relating to the ownership or operations of CGB III between the Closing and the closing of such repurchase right;

provided, that if the repurchase is effected in a manner contemplated by the proviso set forth in Section 1.3, the Purchaser shall instead make the foregoing indemnity with respect to any Newco (as defined in the Shareholders Agreement) holding the applicable IC Shares.

Section 4.3 Survival. The representations and warranties in this Agreement shall survive the Closing indefinitely and any covenant set forth in this Agreement shall survive the Closing in accordance with its terms.

ARTICLE V

MISCELLANEOUS

Section 5.1 Choice of Law. This Agreement and the transactions contemplated hereby and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts or choice of law provisions thereof or of any other jurisdiction that would give rise to the application of the domestic substantive law of any other jurisdiction.

Section 5.2 Transition Period. Subject to compliance with applicable law, during the period between the date of execution of this Agreement and the Closing Date, the Seller will cause CGB III to conduct its businesses in the ordinary course and consistent with past practices.

Section 5.3 Headings. The headings contained in this Agreement are inserted for convenience only and shall not be considered in interpreting or construing any of the provisions contained in this Agreement.

Section 5.4 Waiver and Amendment. This Agreement may be amended, modified or supplemented only by a written mutual agreement executed and delivered by each party. Except as otherwise provided in this Agreement, any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligations, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 5.5 Counterparts; Facsimile Signatures. This Agreement may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument binding upon all of the parties, notwithstanding the fact that all of the parties are not signatory to the original or the same counterpart. For purposes of this Agreement, facsimile or .pdf copies of signature pages shall be deemed originals.

Section 5.6 Specific Performance. The parties agree that, if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. In furtherance, the parties hereto expressly agree that they will not be entitled to a resolution of this Agreement nor of the sale and transfer of the Shares to Purchaser, expressly hereby waiving the acción resolutoria.

Section 5.7 Severability. If any provision of this Agreement or the application of any such provision to any party or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 5.8 Further Assurances. From and after the Closing, each of the parties shall use their commercially reasonable efforts to execute, deliver or furnish or cause to be executed, delivered or furnished, such additional documents and other papers and to take or cause to be taken such further actions as may reasonably be necessary, proper or advisable to make effective the transactions contemplated hereby and to carry out the provisions hereof.

Section 5.9 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile or email transmission if sent during normal business hours of the recipient, or, if not, then on the next Business Day; provided that, a copy of such notice is also sent via internationally recognized overnight courier, specifying next day delivery, with written verification of receipt; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) Business Day after deposit with an internationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to such party’s address as set forth below or at such other address as the party shall have furnished to each other party in writing in accordance with this provision.

CG Banking:	Rosario Norte 660, Las Condes Santiago, Chile Fax Number: (56-2) 2660-6021 E-mail: pde@corpgroup.cl Attention: María Pilar Dañobeitía

Copy to counsel (which shall not constitute notice):

Rosario Norte 660, Las Condes Santiago, Chile Fax Number: (56-2) 2660-6021 E-mail: andres.winter@corpgroup.cl Attention: Andrés Winter S.

ITB Brasil:	Praça Alfredo Egydio de Souza Aranha, 100 04344-902, São Paulo/SP, Brazil Fax Number: +55 11 5019-1114

E-mail: fernando.chagas@itau-unibanco.com.br Attention: Fernando Della Torre Chagas Copy to counsel (which shall not constitute notice):

Praça Alfredo Egydio de Souza Aranha, 100

Torre Conceição, 1º andar

04344-902, São Paulo/SP, Brazil

Fax Number: +55 11 5019 1624

E-mail: alvaro.rodrigues@itau-unibanco.com.br

Attention: Álvaro F. Rizzi Rodrigues

Section 5.10 Dispute Resolution.

(a) Each of the parties irrevocably agrees that all disputes, controversies or claims arising out of or in connection with this Agreement shall be finally settled by international arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “ICC Rules”) by three (3) arbitrators. Within thirty (30) days of receiving notice of any dispute, controversy or claim arising out of or in connection with this Agreement, each of the parties irrevocably agrees that they shall in good faith attempt to agree on arbitrators who are qualified in New York Law. In the event the parties cannot agree on arbitrators within such thirty (30) day period, then the arbitrators shall be appointed in accordance with the ICC Rules. The place of arbitration shall be New York, New York. The language of the arbitration shall be English. The arbitral award will be final and binding on the parties, not subject to appeal, and enforceable in accordance with its terms. The parties agree that by submitting the dispute, controversy or claim to arbitration under the ICC Rules, the parties undertake to implement any final award rendered by the arbitral tribunal without delay and that the prevailing party shall be entitled to have the final award enforced in any applicable court. The arbitration costs will be borne by the losing party (or parties) or such other party (or parties) as designated by the arbitrator or arbitral panel (as applicable). In case it is necessary for one (1) or more parties to the dispute to enforce the arbitral award through any type of court proceedings, the other party (or parties) to the dispute will bear all reasonable costs, expenses and attorney fees including any extra court fees or arbitration fees.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR LIABILITY DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION OR LIABILITY, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS

AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.9(B).

Section 5.11 Expenses. Each of the parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement.

Section 5.12 Confidentiality. In performing their obligations under this Agreement, the parties hereto may have access to and receive certain confidential information about or proprietary information of the other parties hereto (the “Confidential Information”). Except as otherwise expressly permitted in this Agreement, any party hereto receiving Confidential Information (a “Receiving Party”) shall maintain the confidentiality of such Confidential Information that is disclosed to it by or on behalf of another party hereto (a “Disclosing Party”) and shall not, without the prior written consent of the relevant Disclosing Party, disclose or permit any other person access to such Disclosing Party’s Confidential Information or use the Confidential Information except as expressly provided in this Agreement. In connection with actions taken by a Receiving Party in performing its obligations under this Agreement or exercising any rights it may have under this Agreement, a Receiving Party may disclose to its representatives any Confidential Information that is reasonably necessary for such representatives to assist such Receiving Party in connection with this Agreement and related matters. A Receiving Party shall be responsible for its representatives maintaining the confidentiality of the Confidential Information and any breaches of this Section 5.12 by its representatives. “Confidential Information” shall not include, and the provisions of this Section 5.12 shall not apply to, any information that: (i) at the time of disclosure is generally available to the public (other than as a result of a disclosure directly or indirectly by a party hereto in violation of this Section 5.12); (ii) is or becomes available to a party on a non-confidential basis from a source other than a Disclosing Party; provided that, to such party’s knowledge, such source was not prohibited from disclosing such information to such party by a legal, contractual or fiduciary obligation of confidentiality or secrecy owed to a Disclosing Party; or (iii) a party can establish is already in its possession; provided that, such information is not subject to a legal, contractual or fiduciary obligation of confidentiality or secrecy owed to a Disclosing Party.

Section 5.13 Public Announcements. None of the parties to this Agreement shall make, or cause to be made, any press release or public announcement, or otherwise communicate with any news media, in respect of the Transaction Agreements or the transactions contemplated hereby unless otherwise mutually agreed by the parties hereto, unless such press release or public announcement is otherwise required by applicable law or the rules of any stock exchange, in which case, the parties to this Agreement shall, to the extent practicable and legally permissible, consult with each other as to the timing and contents of any such press release, public announcement or communication.

Section 5.14 Entire Agreement. Except as otherwise expressly set forth herein, the Transaction Agreements and the Shareholders Agreement embody the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, that may have related to the subject matter hereof in any way. Notwithstanding anything to the contrary set forth herein (except for the calculation of the repurchase price set forth in Section 1.3 above), in the event of any conflict between this Agreement and the Shareholders Agreement, the Shareholders Agreement shall govern.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

CORP GROUP BANKING S.A.

By:	/s/ María Pilar Dañobeitía
Name: María Pilar Dañobeitía
Title: Chief Executive Officer

ITB HOLDING BRASIL PARTICIPAÇÕES LTDA.

By:	/s/ Cristóbal Eyzaquirre
Name: Cristóbal Eyzaquirre
Title: Attorney-in-Fact

By:	/s/ Luiza Nuñez
Name: Luiza Nuñez
Title: Attorney-in-Fact

Exhibit A

to the Share Purchase Agreement

TRASPASO DE ACCIONES

Señor Gerente General de CGB III SpA sírvase traspasar 10.362.600 acciones de la sociedad CGB III SpA, de propiedad de Corp Group Banking S.A., registrada en el folio N° 1, que he enajenado a ITB Holding Brasil Participações Ltda. el día de hoy, al precio de $[            ] por acción.

Por el presente instrumento acepto el traspaso precedente y declaro conocer (i) la normativa legal que regula las sociedades por acciones, (ii) los estatutos de CGB III SpA, y (iii) las protecciones que en los estatutos de CGB III SpA puedan o no existir respecto del interés de los accionistas.

IMPORTANTE:

Todo adquirente deberá firmar este recorte. Se encarece el cumplimiento de esta exigencia por ser indispensable para el Registro de Firmas.	Firma: Nombre Adquirente: ITB Holding Brasil Participações Ltda. Dirección: Av. Apoquindo 3721, piso 14, Las Condes, Santiago Rol Único Tributario: 59.212.160-3